Exhibit 99.1

FLJ Group Limited Announces Appointment of Directors

SHANGHAI, China, December 22, 2023 (GLOBE NEWSWIRE) -- FLJ Group Limited (NASDAQ: FLJ) (the “Company”), today announced that (i) Ms. Yanan Zhou has been appointed as a director of the Company, effective December 22, 2023; and (ii) Ms. Yue Hu has been appointed as a director of the Company, effective December 22, 2023.

Ms. Zhou has served as executive director of investment banking division of Gujia (Beijing) Technology Co., Ltd. since November 2020. Ms. Zhou was a senior financial product manager and CEO assistant at a FinTech company named JianLC from 2018 to 2020. From November 2015 to December 2017, Ms. Zhou worked as a manager of FinTech division in Hfax.com. Prior to that, Ms. Zhou was the senior project manager of financial business division in Horizon Research Group from May 2012 to November 2015. Ms. Zhou received a bachelor’s degree in journalism in 2008 and a master’s degree in communication studies in 2011 from Hohai University, respectively. Ms. Zhou also obtained the securities qualification and fund qualification.

Ms. Hu has served as the senior finance manager in Gujia (Beijing) Technology Co., Ltd. since 2022. Prior to that, Ms. Hu was a junior auditor and a senior auditor at Ernst & Young Hua Ming LLP from 2018 to 2020 and from 2020 to 2022, respectively. Ms. Hu received her bachelor’s degree at accounting from Sichuan University and master’s degree at accounting from the University of Texas at Dallas in 2014 and in 2017, respectively.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com